                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                              -------------------------

                                       FORM T-3

                     APPLICATION FOR QUALIFICATION OF INDENTURE
                        UNDER THE TRUST INDENTURE ACT OF 1939

                                PIONEER FINANCE CORP.
                ------------------------------------------------------
                                 (Name of applicant)

                                  4949 Rancho Drive
                               Las Vegas, Nevada 89130
                ------------------------------------------------------
                       (Address of principal executive offices)


             SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:


             TITLE OF CLASS                              AMOUNT
             --------------                              ------
      13 1/2 % First Mortgage Notes           Up to an aggregate principal
                due 2006                          amount of $60,000,000

Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

                        NAME AND ADDRESS OF AGENT FOR SERVICE:

                                    Thomas K. Land
                           c/o Santa Fe Gaming Corporation
                                  4949 Rancho Drive
                               Las Vegas, Nevada  89130

                                   WITH A COPY TO:

                                   Karen E. Bertero
                               Gibson, Dunn & Crutcher
                                333 South Grand Avenue
                            Los Angeles, California  90071

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                       GENERAL

1.   GENERAL INFORMATION.

     (a) The Applicant, Pioneer Finance Corp. ("Pioneer Finance"), is a corporation.

     (b)  The Applicant was organized under the laws of the State of Nevada.

2.   SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to offer (the "Exchange Offer"), upon the terms and subject to the conditions set forth in an Offering Circular and Consent Solicitation Statement (the "Joint Offering Circular/Consent Solicitation Statement") and the accompanying letter of transmittal and consent form (the "Letter of Transmittal and Consent Form") filed as exhibits hereto, to exchange (the "Exchange") a principal amount of its 13 1/2% First Mortgage Notes due 2006 (together with the PIK Notes, as defined below, the "New Notes") equal to the principal amount of all its outstanding 13 1/2% First Mortgage Bonds due December 1, 1998 (the "Old Notes") properly tendered for exchange and not withdrawn, less the principal amount of Old Notes repurchased in the Exchange Offer for all outstanding Old Notes. Upon consummation of the Exchange, the Applicant will pay approximately $6.9 million to holders of tendered Old Notes for principal and interest payments.

     The Applicant also intends to solicit (the "Solicitation"), pursuant to the Joint Offering Circular/Consent Solicitation Statement, the consents (the "Consents") of holders of Old Notes to the following (the "Proposed Consents"), which Proposed Consents will be effective only if the Exchange Offer is not consummated:

     - to agree, among other things, to a forbearance until December 15, 2000 against the exercise of rights and remedies in the event of the failure by the Applicant to pay principal and interest on the Old Notes when due on December 1, 1998 (the "Maturity Defaults"), and any other defaults arising as a direct result of the Maturity Defaults;

     - to agree, among other things, to a forbearance until December 15, 2000 against the exercise of rights and remedies in the event of the failure by Pioneer Hotel Inc., a Nevada corporation ("Pioneer Hotel"), to pay principal and interest on the Promissory Note dated December 1, 1988 in the principal amount of $120 million by PHI in favor of the Applicant (the "Purchase Money Note") when due on December 1, 1998 (the "Purchase Money Note Maturity Defaults"), and any other defaults arising as a direct result of the Purchase Money Note Defaults; and

     - in the event the Exchange Offer is not consummated and the Applicant files a bankruptcy case under Chapter 11 of the United States Bankruptcy Code, among other things to vote to accept a plan of reorganization that provides for treatment of the Old Notes in a manner substantially the same as proposed in the Exchange.

     The Consents will not become effective unless the Exchange Offer is not consummated and the Applicant receives valid Consents with respect to at least $47 million principal amount of Old Notes (the "Requisite Consents"). The Applicant will pay an aggregate of $6.9 million to holders of Old Notes with respect to which Consents are furnished for principal and interest payments.

     The Exchange Offer is being made by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been and there are not to be any sales of New Notes by the Applicant or by or through an underwriter at or about the same time as the Exchange Offer. No cash payment has been made or will be made by an holder of the New Notes. IBJ Schroder Bank and Trust Company has been retained to serve as the exchange and solicitation agent (the "Exchange/Solicitation Agent"), and D. F. King & Co., Inc. has been retained as the information agent (the "Information Agent"), in connection with the Exchange Offer and Solicitation. The Exchange/Solicitation Agent and Information Agent will not solicit any Exchange of Old Notes or Consent of any holder of the Old Notes nor make any recommendation to any holder of the Old Notes with respect to the Exchange Offer or the Solicitation, and no portion of the fee to be paid to the Exchange/Solicitation Agent or the Information Agent is contingent on the consummation of the Exchange Offer or the Solicitation. The Exchange/Solicitation Agent and the Information Agent will be paid reasonable and customary fees and reimbursement of out-of-pocket expenses. Other than such fees, there has been and will be no consideration that has been or is to be given, directly or indirectly, to any person in connection with the Exchange Offer and Solicitation. The Applicant will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting the tender of Old Notes pursuant to the Exchange Offer or the furnishing of Consents pursuant to the Solicitation.

                                     AFFILIATIONS

3.   AFFILIATES.

     All of the outstanding capital stock of the Applicant is owned by Sahara Resorts, a Nevada corporation ("Sahara Resorts"), and all of the outstanding capital stock of Sahara Resorts is owned by Santa Fe Gaming Corporation, a Nevada corporation ("Santa Fe Gaming"). As more fully discussed in response to
Item 5, Paul W. Lowden is the controlling shareholder, a director and chairman of the board, president and chief executive officer of Santa Fe Gaming. Accordingly, as of September 30, 1998, and thereafter until the effective date, Santa Fe Gaming, Sahara Resorts and Mr. Lowden may be considered affiliates of Pioneer.

     CORPORATE AFFILIATES

     Set forth below are all direct and indirect subsidiaries of Santa Fe Gaming, showing the relationship of each to the Applicant and to each other.
The capital stock of each subsidiary is wholly owned by such subsidiary's parent company.

     SUBSIDIARIES OF SANTA FE GAMING
          Hacienda Hotel Inc.
          Pioneer Hotel Inc.
          Sahara Illinois Corp.
          Sahara Nevada Corp.
          Sahara Resorts
          Santa Fe Coffee Company
          Santa Fe Hotel Inc.
          SFM, Inc.
          Atlantis Gaming Corporation

     SUBSIDIARIES OF PIONEER HOTEL INC.
          Santa Fe Valley Inc.

     SUBSIDIARIES OF SAHARA RESORTS
          Casino Properties Inc.
          Las Vegas Aces
          Pioneer Finance Corp.
          Resorts Marketing International
          Sahara Las Vegas Corp.
          Tempo Advertising Inc.

     SUBSIDIARIES OF SANTA FE HOTEL INC.
          Sahara Mississippi Management Company
          Sahara Parkville Inc.

     SUBSIDIARIES OF CASINO PROPERTIES INC.
          Ever-Ski Properties Inc.
          Hacienda Hawaiian Properties, Inc.


                                MANAGEMENT AND CONTROL

4.   DIRECTORS AND EXECUTIVE OFFICERS.

     Set forth below are the names, complete mailing addresses of and all offices held by all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers.

     Name and Address(1)                   Position
     -------------------                   --------
     Paul W. Lowden                        Director; President

     Thomas K. Land                        Director; Vice President and Chief
                                           Financial Officer

     William J. Raggio                     Director; Secretary

     Suzanne Lowden                        Director

     James W. Lewis                        Director

     John W. Delaney                       Director

     --------------------------

(1) The complete mailing address of each director and executive officer of the Applicant is c/o Santa Fe Gaming Corporation, 4949 Rancho Drive, Las Vegas, Nevada 89130.

5.   PRINCIPAL OWNERS OF VOTING SECURITIES.

     As discussed in response to Item 3, Santa Fe Gaming indirectly owns 100% of the currently issued capital stock of the Applicant. The following table sets forth information regarding each beneficial owner of 10 percent or more of Santa Fe Gaming's voting securities as of September 30, 1998.


Name and Complete       Title of       Number of Shares  Percentage of Voting
 Mailing Address     Class Owned(1)          Owned         Securities Owned
-----------------    --------------    ----------------  --------------------
Paul W. Lowden(2)     Common Stock       3,724,391(3)           54.73%

     ------------------------

(1) Pursuant to the Amended and Restated Articles of Incorporation of Santa Fe Gaming, the Board of Directors has the authority to authorize the issuance of shares of preferred stock from time to time in one or more series and to fix or alter the designations, powers and preferences or other rights, and the qualifications, limitations or restrictions thereof. Pursuant to such authority, the Board of Directors of Santa Fe Gaming has authorized the issuance of a class of Exchangeable Redeemable Preferred Stock. Holders of the Exchangeable Redeemable Preferred Stock generally have no voting rights, except as Nevada law may otherwise provide and except that (i) each holder thereof will be entitled to one vote for the election of two additional directors of Santa Fe Gaming if dividends in an amount equal to dividend payments for one Dividend Period have accrued and remain unpaid for two years (which right will first be exercisable at the annual meeting of shareholders to be held in 1999), and (ii) the approval of the holders of two-thirds of the outstanding number of shares of Exchangeable Redeemable Preferred Stock is required before Santa Fe Gaming may, directly or indirectly, issue a class or series of equity securities ranking senior to or on parity with the Exchangeable Redeemable Preferred Stock or take any action that would materially and adversely affect the rights, preferences, power or privileges of the Redeemable Exchangeable Preferred Stock.
(2) The address for Paul W. Lowden is c/o Santa Fe Gaming Corporation, 4949 Rancho Drive, Las Vegas, Nevada 89130.
(3) Includes 482,361 shares held by LICO, a Nevada corporation, which is wholly owned by Mr. Lowden. During the fiscal year ended September 30, 1998, options to purchase 279,510 shares of Santa Fe Gaming common stock were granted to Mr. Lowden.

     The Applicant is not aware of any other person owning 10 percent or more of Santa Fe Gaming's voting securities.


                                     UNDERWRITERS

6.   UNDERWRITERS.

     (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Indenture.


                                  CAPITAL SECURITIES

7.   CAPITALIZATION.

     (a) Set forth below is certain information with respect to each authorized class of securities of the Applicant as of September 30, 1998:

                                    CAPITAL STOCK
                               AS OF SEPTEMBER 30, 1998

                                                           Number of Shares
      Title of Class      Number of Shares Authorized      ---------------
      --------------      ---------------------------        Outstanding
                                                             -----------
   Common Stock, no par              2,500                        10
           value



                                   DEBT SECURITIES
                                 AS OF APRIL 5, 1996


     Designation of Debt        Amount Authorized         Amount Outstanding
     -------------------        -----------------         ------------------
    13-1/2% First Mortgage    $120,000,000 aggregate    $60,000,000 aggregate
  Bonds due December 1, 1998     principal amount          principal amount

     (b) Each share of the Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The 13-1/2% First Mortgage Bonds due December 1, 1998 do not have voting rights.

                                 INDENTURE SECURITIES

8.   ANALYSIS OF INDENTURE PROVISIONS.

     The New Notes will be subject to the New Indenture among the Applicant, Santa Fe Gaming as guarantor (the "Guarantor"), and IBJ Schroder Bank & Trust Company as trustee (the "Trustee"). The following is a general description of certain provisions of the New Indenture to be filed as an exhibit hereto, and the description is qualified in its entirety by reference thereto. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

     (a) EVENTS OF DEFAULT; WITHHOLDING OF NOTICE. The term "Event of Default" when used in the New Indenture means any one of the following: (i) default in the payment of interest on any New Notes when it becomes due and payable and continuance of such default for a period of 5 days; (ii) default in the payment of all or any portion of the principal of, or premium, if any, on, any New Notes (or in the deposit of any sinking fund payment), when it becomes due and payable; (iii) any "event of default" under the Mortgage; (iv) default in the performance, or breach, of any obligation or covenant of the Applicant, Pioneer Hotel or the Guarantor related to a consolidation, merger, conveyance or transfer as described in Article Eight of the New Indenture; (v) default in the performance, or breach, of any other covenant of the Guarantor or the Applicant in the New Indenture or any Mortgage Document to which either is a party, or of Pioneer Hotel in any Mortgage Document to which it is a party, and continuance thereof for 5 days (with regard to a default involving the payment of money) and 15 days (with regard to a non-monetary default) after "notice of default"; (vi) any default under the Pioneer Ground Lease unless cured or waived prior to the expiration of any applicable grace period provided for therein; (vii) certain events of bankruptcy, insolvency or reorganization relating to the Applicant, Pioneer Hotel or the Guarantor; (viii) the revocation, suspension, withdrawal, limitation or loss of any Permit that results in the cessation of a substantial portion of the operations of the Pioneer Hotel & Gambling Hall in Laughlin, Nevada, for a period, in the case of a Gaming Permit, of more than 90 consecutive days and, in the case of any other Permit, of more than 120 consecutive days; (ix) the existence of a final unsatisfied judgment or judgments (that have not been effectively stayed) in an aggregate amount in excess of $2,000,000 against Pioneer Hotel, the Guarantor or the Applicant or the Trust Estate for a period of 60 days; (x) the existence of a final unsatisfied judgment (that has not been effectively stayed) that, by itself or upon recordation, imposes or would impose a Lien on any portion of the Trust Estate prior to that of Mortgage Documents; (xi) acceleration of any Debt of Pioneer Hotel, the Guarantor or the Applicant of $2,000,000 or more in the aggregate, unless such acceleration is rescinded, annulled or stayed, or such Debt is discharged, within 10 days after "notice of default"; (xii) acceleration of any Debt (regardless of amount) of Pioneer Hotel, the Guarantor or the Applicant is secured by a Lien on all or any portion of the Trust Estate unless, in the case of Debt secured by a Lien that is junior to the Lien of all Mortgage Documents, such acceleration is rescinded, annulled or stayed, or such Debt is discharged, within 10 days after "notice of default"; (xiii) admission by Pioneer Hotel, the Guarantor or the Applicant of its inability to pay its debts generally as they become due; or (xiv) the entry of a final judgment, decree or order by a court of competent jurisdiction holding the Guaranty or any Mortgage Document to be invalid or unenforceable in any material respect or the assertion by Pioneer Hotel, the Guarantor or the Applicant or any Persons acting on behalf of any of the foregoing in any pleading filed in such court that the Guaranty or any Mortgage Document is invalid or unenforceable in any material respect; PROVIDED, HOWEVER, that in the event that the statutory reinstatement period provided by Nevada law with respect the Note is less than 35 days at the time of the occurrence of an Event of Default, then the grace period with respect to such Event of Default shall be extended by the number of days by which such statutory reinstatement period is less than 35. "Notice of Default" means notice to the Applicant and the Guarantor by the Trustee or by the holders of at least 25% in Outstanding Amount of the New Notes specifying an Event of Default and requesting the Applicant or the Guarantor to cure the same or take other appropriate action.

     Certain events, defined in the Mortgage, Note and Assignment Agreement as "events of default," constitute Events of Default under the New Indenture, as follows: (i) default in the payment of interest on the Note when it becomes due and payable and continuance of such default for a period of 5 days; (ii) default in the payment of the principal of, or premium, if any, on the Note at its maturity; (iii) default in the payment or satisfaction of any sinking fund or prepayment obligation when and as required by the terms of the Note; (iv) default in the payment of any other sum due under the Note or the Mortgage Documents, and the continuance of such default for a period of 5 days after written notice to Pioneer Hotel from the Mortgage Trustee; (v) failure to keep in full force and effect the insurance required by the Mortgage or to comply with certain other provisions thereof relating to insurance matters; (vi) unless permitted under the Mortgage, the material removal or material demolition of, or material alteration to, the Premises

(other than as a result of a Taking or Casualty); (vii) default in the performance, or breach, of any other covenant of Pioneer Hotel in the Mortgage and continuance thereof for 5 days (with regard to a "notice of default," unless the default or breach is curable but not susceptible of being cured with reasonable diligence within such 5- or 15-day period (for reasons other than the lack of funds), in which case such 5- or 15-day period, as the case may be, shall be extended for such further period of time as may reasonably be required to cure the same, provided that Pioneer Hotel proceeds to cure the same with reasonable diligence; (vii) an Event of Default under the New Indenture; (viii) any default under the Pioneer Ground Lease unless cured or waived prior to the expiration of any applicable grace period; (ix) default in the performance, or breach, of any of the provisions of the Mortgage relating to mergers, consolidations, amalgamations and Disposition of assets by Pioneer Hotel; or (x) any representation or warranty of Pioneer Hotel in the Mortgage or in any certificate delivered pursuant thereto proves to be incorrect in any respect that materially impairs the value of the Trust Estate or the security for the Note provided thereby. Further, all debt secured by the Mortgage will accelerate upon the imposition of any new mortgage tax or similar tax if payment thereof by Pioneer Hotel would be unlawful or would violate applicable usury laws. Notwithstanding the foregoing, in the event that the statutory reinstatement period provided under Nevada law with respect to the Note is less than 35 days at the time of the occurrence of an event of default under the Mortgage, then the grace period with respect to such event of default shall be extended by the number of days by which such statutory reinstatement period is less than 35.

     The New Indenture provides that the Trustee, within 90 days after the occurrence of a default, will give notice thereof by mail to all Noteholders, unless the default has been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of, premium, if any, or interest on, the New Notes or any sinking fund payment, the Trustee may withhold such notice if certain officers or executives of the Trustee in good faith determine that such withholding is in the interest of the Noteholders; and, provided, further, that, notwithstanding the foregoing, the Trustee shall, as promptly as practicable after the Trustee shall learn of the occurrence of a default under the New Indenture resulting from a default under the Pioneer Ground Lease, transmit notice of such default by mail to all Noteholders.

     In case an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in Outstanding Amount of the New Notes, by notice in writing to the Applicant and the Guarantor (and to the Trustee, if given by holders), may declare the principal of and accrued interest on all the New Notes to be due and payable immediately; provided, however, that the Trustee shall not take action to declare the principal of and accrued interest on the New Notes immediately due and payable until the statutory reinstatement period provided under Nevada law with respect to the Note shall have expired. Such declaration may be annulled and past defaults may be waived by the holders of a majority in Outstanding Amount of the New Notes, upon the conditions provided in the New Indenture. The Mortgage provides that any acceleration of the New Notes (or rescission thereof) shall automatically be deemed an acceleration of the Note (or rescission thereof), and the waiver of any Event of Default under the New Indenture shall be deemed an automatic waiver of the corresponding default, if any, under the Mortgage.

     (b) AUTHENTICATION AND DELIVERY OF BONDS; APPLICATION OF PROCEEDS. The New Bonds will be executed on behalf of the Applicant by its Chairman of the Board, President or one of its Vice Presidents under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the New Notes may be manual or facsimile. A New Note shall not be valid until there appears on such New Note a certificate of authentication duly executed by the Trustee by manual signature of an authorized officer.

     Because the New Notes are being issued in exchange for the Old Notes, there will be no proceeds from the issuance of the New Notes.

     (c) RELEASE OR SUBSTITUTION OF PROPERTY. In order to secure the payment of all principal and interest and all other obligations of the Applicant under the New Indenture, the Applicant will unconditionally and absolutely assign to the Trustee a first priority security interest in the Mortgage and the Note. Pursuant to the Mortgage, Pioneer Hotel (the Grantor under the Mortgage) may (i) sell or dispose of any Tangible Personal Property which has become obsolete or unfit for use or which is no longer necessary or desirable in the conduct of Pioneer Hotel's business; (ii) alter, repair, replace, change the location or position of and add to any Tangible Personal Property, provided that no change in location of Tangible Personal Property may impair the security of the Mortgage upon such property; and (iii) renew, extend, surrender, terminate, modify or amend any Leases (as defined in the Mortgage) of Tangible Personal Property when prudent to do so.

     Santa Fe Gaming will guaranty the Applicant's obligations under the New Notes and the New Indenture. The guaranty will be secured by the pledge of common stock of two of Santa Fe Gaming's subsidiaries, Santa Fe Hotel Inc., a Nevada corporation ("SFHI"), and Sahara Resorts, a Nevada corporation. The pledge of the SFHI stock may be released upon provision of substitute collateral, as provided in the New Indenture.

     (d) SATISFACTION AND DISCHARGE OF THE NEW INDENTURE. The New Indenture will be discharged and canceled upon payment of all the principal of, and premium, if any, and interest on, the New Notes, redemption of all New Notes or deposit with the Trustee of funds or obligations issued or guarantied by the United States sufficient for such payment or redemption.

     (e) STATEMENT AS TO COMPLIANCE. Pioneer Hotel, the Guarantor and the Applicant are each required to furnish to the Trustee within 120 days after the close of each fiscal year an officers' certificate to the effect that a review of their respective activities has been made with a view to determining whether their obligations under the New Indenture, the Mortgage Documents and the Pioneer Ground Lease, as the case may be, have been complied with and as to whether the signers have obtained knowledge of any default in the fulfillment of any such obligation during such fiscal year. If Pioneer Hotel, the Guarantor or the Applicant obtains knowledge of any such default, it is required promptly to notify the Trustee of such default and the action it is taking and proposes to take with respect thereto; provided, however, that upon the occurrence of a default under the Pioneer Ground Lease, the Applicant is required to notify the Trustee immediately by telephone, confirmed in writing.

9.   OTHER OBLIGORS.

     The full performance of the New Notes and the New Indenture by the Applicant will been guarantied by Santa Fe Gaming, which is the ultimate parent company of the Applicant. The complete mailing address of Santa Fe Gaming Corporation is 4949 Rancho Drive, Las Vegas, Nevada 89130.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

     (a)  Pages numbered 1 to 14, consecutively.

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (to be filed by amendment).

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

     EXHIBIT T3A      Articles of Incorporation of Pioneer Finance Corp.,
                      currently in effect, incorporated herein by reference to
                      Exhibit 3.1 to Amendment No. 2 to the Applicant's
                      Registration Statement on Form S-1 dated November 21,
                      1988, registration no. 33-24589 (the "S-1 Amendment
                      No. 2").

     EXHIBIT T3B      Bylaws of Pioneer Finance Corp., currently in effect,
                      incorporated herein by reference to Exhibit 3.2 to the S-1 Amendment No. 2.

     EXHIBIT T3C.1    Indenture among Pioneer Finance Corp., Santa Fe Gaming
                      Corporation, as successor in interest to Sahara Casino
                      Partners, L.P., as Guarantor, and IBJ Schroder Bank &
                      Trust Company, as successor Trustee, dated as of December
                      1, 1988, incorporated herein by reference to Exhibit 4.1 to the S-1 Amendment No. 2.

     EXHIBIT T3C.2    First Supplemental Indenture among Pioneer Finance Corp.,
                      Sahara Casino Partners, L.P., as Guarantor and Security
                      Pacific National Bank as Trustee, dated as of December
                      21, 1990, previously filed as an exhibit to post-effective Amendment No. 5 to the Registration
                      Statement on Form S-1 (No. 33-33031) of Sahara Finance
                      Corp., Sahara Casino

                      Partners, L.P., Sahara Operating Limited Partnership, Hacienda Operating Limited Partnership, and Santa Fe Operating Partnership as filed on April 15, 1991 and incorporated herein by reference.

     EXHIBIT T3C.3*   Second Supplemental Indenture among Pioneer Finance
                      Corp., Bank of America National Trust and Savings
                      Association as Trustee, Sahara Casino Partners, L.P., as
                      Guarantor, Pioneer Operating Limited Partnership, Pioneer
                      Hotel Inc. and Sahara Gaming Corporation, dated as of
                      September 30, 1993.

     EXHIBIT T3C.4*   Tri-Party Agreement among Pioneer Finance Corp., Sahara
                      Gaming Corporation, Pioneer Hotel Inc., Bank of America
                      National Trust and Savings Association, Bank of America
                      Nevada and IBJ Schroder Bank & Trust Company, dated as of
                      December 30, 1994.

     EXHIBIT T3C.5*   Third Supplemental Indenture among IBJ Schroder Bank &
                      Trust Company as Trustee, Pioneer Finance Corp. and
                      Sahara Gaming Corporation as Guarantor, dated as of August 31, 1995.

     EXHIBIT T3C.6*   Form of Indenture among Pioneer Finance Corp., as issuer,
                      Santa Fe Gaming Corporation, as Guarantor, and IBJ
                      Schroder Bank & Trust Company, as Trustee.

     EXHIBIT T3E.1    Form of Offering Circular and Consent Solicitation
                      Statement.

     EXHIBIT T3E.2    Form of Letter of Transmittal and Consent Form.


     EXHIBIT T3E.3    Form of Letter to Beneficial Owners.


     EXHIBIT T3E.4    Form of Letter to Registered Holders.


     EXHIBIT T3E.5    Form of Letter to Holders in Physical Form.


     EXHIBIT T3E.6    Notice of Guaranteed Delivery.


     EXHIBIT T3F      Cross reference sheet showing the location in the New
                      Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act (to be included as part of Exhibit T3C.6).

     -----------------------

     *    To be filed by amendment.

                                      SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pioneer Finance Corp., a corporation organized and existing under the laws of Nevada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Las Vegas, and State of Nevada, on the 23rd day of October, 1998.

     (SEAL)                             PIONEER FINANCE CORP.

                                        By: /s/ THOMAS K. LAND
                                           --------------------------
                                                 Thomas K. Land
                                               VICE PRESIDENT AND
                                             CHIEF FINANCIAL OFFICER



     Attest: /s/ WILLIAM J. RAGGIO
             -----------------------------
                William J. Raggio
                  SECRETARY





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

                                    EXHIBIT INDEX



 EXHIBIT NO.                       DESCRIPTION
 EXHIBIT T3A         Articles of Incorporation of Pioneer
                     Finance Corp., currently in effect,
                     incorporated herein by reference to
                     Exhibit 3.1 to Amendment No. 2 to the
                     Applicant's Registration Statement
                     on Form S-1 dated November 21, 1988,
                     registration no. 33-24589 (the "S-1
                     Amendment No. 2").

 EXHIBIT T3B         Bylaws of Pioneer Finance Corp.,
                     currently in effect, incorporated
                     herein by reference to Exhibit 3.2 to
                     the S-1 Amendment No. 2.

 EXHIBIT T3C.1       Indenture among Pioneer Finance Corp.,
                     Santa Fe Gaming Corporation, as
                     successor in interest to Sahara Casino
                     Partners, L.P., as Guarantor, and IBJ
                     Schroder Bank & Trust Company, as
                     successor Trustee, dated as of
                     December 1, 1988, incorporated herein
                     by reference to Exhibit 4.1 to the S-1
                     Amendment No. 2.

 EXHIBIT T3C.2       First Supplemental Indenture among
                     Pioneer Finance Corp., Sahara Casino
                     Partners, L.P., as Guarantor and
                     Security Pacific National Bank as
                     Trustee, dated as of December 21,
                     1990, previously filed as an exhibit
                     to post-effective Amendment No. 5 to
                     the Registration Statement on Form S-1
                     (No. 33-33031) of Sahara Finance
                     Corp., Sahara Casino Partners, L.P.,
                     Sahara Operating Limited Partnership,
                     Hacienda Operating Limited
                     Partnership, and Santa Fe Operating
                     Partnership as filed on April 15, 1991
                     and incorporated herein by reference.


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

 EXHIBIT NO.                       DESCRIPTION

 EXHIBIT T3C.3*      Second Supplemental Indenture among
                     Pioneer Finance Corp., Bank of America
                     National Trust and Savings Association
                     as Trustee, Sahara Casino Partners,
                     L.P., as Guarantor, Pioneer Operating
                     Limited Partnership, Pioneer Hotel
                     Inc. and Sahara Gaming Corporation,
                     dated as of September 30, 1993.

 EXHIBIT T3C.4*      Tri-Party Agreement among Pioneer
                     Finance Corp., Sahara Gaming
                     Corporation, Pioneer Hotel Inc., Bank
                     of America National Trust and Savings
                     Association, Bank of America Nevada
                     and IBJ Schroder Bank & Trust Company,
                     dated as of December 30, 1994.

 EXHIBIT 43C.5*      Third Supplemental Indenture among IBJ
                     Schroder Bank & Trust Company as
                     Trustee, Pioneer Finance Corp. and
                     Sahara Gaming Corporation as
                     Guarantor, dated as of August 31,
                     1995.

 EXHIBIT T3C.6*      Form of Indenture among Pioneer
                     Finance Corp., as issuer, Santa Fe
                     Gaming Corporation, as Guarantor, and
                     IBJ Schroder Bank & Trust Company, as
                     Trustee.

 EXHIBIT T3E.1       Form of Offering Circular and Consent
                     Solicitation Statement.

 EXHIBIT T3E.2       Form of Letter of Transmittal and Consent
                     Form.


 EXHIBIT T3E.3       Form of Letter to Beneficial Owners.

 EXHIBIT T3E.4       Form of Letter to Registered Holders.


 EXHIBIT T3E.5       Form of Letter to Holder of Notes in
                     Physical Form.


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

 EXHIBIT NO.                       DESCRIPTION

 EXHIBIT T3E.6       Notice of Guaranteed Delivery.


 EXHIBIT T3F         Cross reference sheet showing the location in
                     the New Indenture of the provisions inserted therein
                     pursuant to Sections 310 through 318(a), inclusive,
                     of the Act. To be included as part of Exhibit T3C.6

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     *    To be filed by amendment.






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